FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1	Press release dated September 9, 2003.

TransAlta commissions second Mexican power plant

CALGARY, Alberta (Sept. 9, 2003) - TransAlta Corporation (TSX:TA; NYSE:TAC) today began commercial operation of its new US$258 million, 259-megawatt (MW) Chihuahua III combined-cycle gas-fired power plant. The plant is located approximately 40 km (25 miles) south of the U.S. / Mexico border near Cuidad de Juarez. The plant's electrical output is sold under a 25-year contract to Mexico's government-owned utility, the Comision Federal de Electricidad (CFE).

"Chihuahua III is a long-term investment that allows us to diversify our portfolio and increase generation capacity in the strong Mexican market," said Steve Snyder, TransAlta President and CEO. "We look forward to supplying Mexico's growing and modern economy with clean, reliable, and affordable energy."

TransAlta owns and operates 511 MW of power generation in Mexico and employs 83 people at two power plants and one regional office. TransAlta's first power plant in Mexico was the 252-MW combined-cycle gas- and diesel-fuelled Campeche power plant located in the state of Campeche on the Yucatan Peninsula. Campeche's output is also sold under long-term contract to the CFE.

TransAlta is Canada's largest non-regulated power generation and wholesale marketing company. We have close to $9 billion in coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

For more information:

Media inquiries:

Investor inquiries:

Tim Richter, Sr. Media Relations Specialist

Daniel J. Pigeon, Director, Investor Relations

Phone:  (403) 267-7238

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  tim_richter@transalta.com

    E-mail:  investor_relations@transalta.com

Media inquiries in Mexico:

JoAnne Butler, Directora General

Phone: 011-525-552-027060

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By: /s/ Alison T. Love
(Signature)

Alison T. Love, Corporate Secretary

Date: September 9, 2003